[LETTERHEAD OF WHITEFORD, TAYLOR & PRESTON LLP]

June 10, 2005

VIA EDGAR AND HAND DELIVERY

Mr. Christian Windsor

Special Counsel

U. S. Securities and Exchange Commission

100 F Street, NE Washington, DC 20549-0408

Re:	KH Funding Company

Registration Statement on Form SB-2

File No. 333-124155, Filed April 19, 2005

Dear Mr. Windsor:

On behalf of KH Funding Company, referred to herein as either KH Funding or the Issuer, this letter responds to comments received from the Staff by letter dated May 19, 2005, with respect to the above-referenced filing. In response to the Staff’s comments, the Issuer has electronically filed an amendment to the Registration Statement and has sent via Federal Express two (2) sets of courtesy copies; each containing a clean version and a version marked to show changes from the original filing. Set forth below are each of the Staff’s numbered comments followed by the Issuer’s response thereto.

General

1.    We note that you have included a “Form of First Supplemental Indenture” as an exhibit. Please provide the final executed version or explain why this is inappropriate.

Response: We have been advised that the First Supplemental Indenture has not yet been executed. We will file a final executed First Supplemental Indenture as Exhibit 4.3 via pre-effective amendment.

Mr. Christian Windsor

June 10, 2005

2.    Please file updated consents for all audited financial statements included in your next filing.

Response: We have filed updated consent for all audited financial statements as Exhibit 23.2 in response to this comment.

3.    We note that you have incorporated the 1998 Stock Incentive Plan as an exhibit. Please also provide the 2005 Equity Incentive Plan with which you intend to replace the 1998 Stock Incentive Plan, as contemplated on page 25, if it has been approved by shareholders.

Response: The 2005 Equity Incentive Plan was approved at KH Funding’s Annual Meeting of Stockholders on May 23, 2004. We have filed a copy of the 2005 Equity Incentive Plan as Exhibit 10.3 as requested.

4.    We note on page 13 you disclose two agreements you have signed with NASD Broker-Dealers to sell your securities. Please consider including these material contracts as exhibits.

Response: We have been advised by KH Funding that these contracts are not material. Currently, sales by any one Broker-Dealer individually are not significant. In addition, KH Funding is confident that if any one of these agreements was terminated, it could enter into a similar agreement with a new Broker-Dealer(s). Further, prior to August 2004, all Notes were offered and sold by Mr. Robert L. Harris, the President and CEO of KH Funding; initially in private placements under Regulation D and then in the last couple of years, pursuant to Form SB-2 Registration Statement. In the absence of these agreements, KH Funding would continue to make sales by Mr. Harris as it has done in the past.

5.    Please provide the staff with all marketing materials, sales brochures, scripts for sales calls or other advertising used to sell the Notes.

Response: The only marketing materials used to sell the Notes is KH Funding’s sales brochure and post-cards. We have supplementally provided the Staff with a copy of each by enclosure herewith as requested.

6. Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response: The registration statement has been updated pursuant to Rule 3-12 of Regulation S-X.

Mr. Christian Windsor

June 10, 2005

7.    Please confirm that these Notes will be sold at face value. If the Notes will not be sold at face value, please advise the staff how you determined that a discussion of the tax effects of any original issue discount was not material.

Response: The Notes are in book-entry form only and sold at 100% of book entry value. The Notes are not sold at a discount.

Cover Page

8.     Revise the cover page to put the fact that the Notes will not be insured by the FDIC or any other fund in a more prominent position.

Response: The cover page has been revised as requested.

Prospectus Summary—KH Funding Company

9.    In the last sentence of the last paragraph of this section, you discuss the ability of borrowers to pay off their mortgages and refinance at lower costs. Please add disclosure which discusses the effect upon your business of changes in interest rates.

Response: We have revised the disclosure briefly as requested on page 1 of the registration statement, as well as, provided a reference to where there is more detailed disclosure in the prospectus.

Summary Financial Data: Balance Sheet

10.    Please consider adding a table which more accurately reflects loans payable by their maturity and potential for redemption.

Response: Please note that we have assumed that the above comment is regarding notes payable. In that regard, we believe that the information requested to be provided would be too voluminous for the prospectus summary. Therefore, in response to this comment we have revised the disclosure on page 5 of the registration statement to provide a reference to Note C of the financial statements, which provides full details regarding the outstanding notes payable.

Mr. Christian Windsor

June 10, 2005

Risk Factors

11.    Many of your risk factors state that you “cannot assure” or “cannot be certain” of a specific outcome when the real risk is not your inability to give assurance but the underlying situation. Please revise to eliminate this and similar language.

Response: We have revised the disclosure as requested through out the Risk Factor section of the registration statement.

12.    Revise this section to add a risk factor that discusses your relatively low capital levels and the fact that this means that more of your note-purchasers principal would be at risk if your business were to suffer reversals.

Response: We have revised the disclosure as requested on page 6 of the registration statement.

13.    Revise this section to disclose the amount of unrestricted cash you have on hand to pay redemptions as of each of the reporting dates.

Response: We have revised the disclosure as requested on page 6 of the registration statement.

Our assessment of the quality of loans…; If all of our remedies…

14.    In an appropriate portion of one of these risk factors, discuss your current loan loss experience and discuss the $2 million in past-due loans that you currently hold.

Response: We have revised the disclosure as requested on page 9 of the registration statement.

15.    Revise this section to discuss your low reserve rate and your small reserve for loan losses.

Response: We have revised the disclosure as requested on page 9 of the registration statement.

We are dependent on our senior management team. . .

16.    Please disclose under this risk factor that you do not have employment or non-compete agreements with any of the executives you mention nor do you carry insurance for your officers and directors.

Mr. Christian Windsor

June 10, 2005

Response: We have revised the disclosure as requested on page 11 of the registration statement.

We do not have a compensation committee

17.    Either in this risk factor with a substantially revised heading or in another risk factor, discuss in greater detail the conflicts of interest present in the management of your corporate affairs.

Response: We have revised the disclosure as requested on page 11 of the registration statement.

Management’s Discussion and Analysis: Overview

18.    The Management’s Discussion and Analysis represents management’s chance to present its “story” to the investors and to discuss and explain your current results and also how your growth strategy is likely to affect future results and any risks to those results. In Item 303 of Regulation SB, as well as Interpretive Release No. 34-48960 and Interpretive Release No. 34-6835 the Commission and Staff have made several suggestions for ways in which Management’s Discussion can be presented in a manner that would provide the investor with the most useful discussion. In particular, Management should discuss the contributing factors to its growth and losses in this section (in the section discussing loss, you attribute the loss to costs associated with the debt offering and professional fees but you have had large debt offerings in the past as well). Revise this section to provide an interpretation of the numbers rather than just reiterating what can be found in the financial statements. Please revise to provide a through discussion of recent trends and prospective trends, as perceived by management. In addition, please include a discussion as to Management’s decision to issue dividends to shareholders given the loss experienced by the company in 2004.

Response: We have revised the disclosure as requested through out the MD&A section of the registration statement.

19.    We note your $33,000 impairment on securities. Revise this section to discuss the types of securities that you hold, and the reason for this impairment.

Response: We have revised the disclosure as requested on page 16 of the registration statement.

Mr. Christian Windsor

June 10, 2005

Management’s Discussion and Analysis: Comparison of Financial Condition at December 31, 2004 and 2003

20.    In this section, and throughout the prospectus where appropriate, please provide percentages where it may help investors interpret results. For example, in the first paragraph, in addition to the disclosure you provided, please add the percentage increase of the loan portfolio.

Response: We have revised the disclosure as requested through out the MD&A section of the registration statement.

21.    Advise the staff, with a view towards improved disclosure, regarding your policy for past due loans, if the borrowers of the loans in your 90-day past due loan portfolio are “making regular payments.”

Response: Currently, the predominant component of the $1.72 million increase is represented by loans made to two borrowers. Six of the loans, totaling approximately $0.14 million are paying currently or we anticipate that they will be doing so shortly. Eight of the loans, totaling $1.58 million, are first trust loans on commercial and single-family properties and we expect to collect 100 cents on the dollar for each of the loans based on current appraisals. As the properties are sold we will be paid. We continue to accrue interest on these loans based on the underlying collateral value. We monitor these loans on a consistent basis.

We do acknowledge that our business includes a certain amount of risk related to loan quality. However, to properly disclose such risks we have included two risk factors ( the first two Risk Factors under Risks Related to Our Business) related to loan quality.

22.    Revise your discussion of the changes in equity to clarify the amount of your loss in 2004 and the amount of the dividend.

Response: We have revised the disclosure as requested on page 15 of the registration statement.

Mr. Christian Windsor

June 10, 2005

Comparison of Operating Results for Years ended December 31, 2004 and 2003

23.    As a financial services company, the major source of income is the spread between your interest paid and the interest earned on your loans. Therefore, revise this section to provide a discussion of your interest spread and your net interest income for the years and stub periods presented.

Response: We have revised the disclosure as requested on pages 15-16 of the registration statement.

24.    Expand your discussion of non-interest expense. In particular, please provide much greater detail of the reason for the increase in professional fees, administrative fees and salaries. We note that the changes in each of these numbers represented a significant portion of or exceeded your net loss in the year.

Response: We have revised the disclosure as requested on page 17 of the registration statement.

Management’s Discussion and Analysis: Income Taxes

25.    Please provide a brief discussion of S Corporations and your qualification.

Response: We have revised the disclosure as requested on page 16 of the registration statement.

Liquidity and Capital Resources

26.    Substantially expand your discussion of funds that you have available to meet needs for liquidity. In particular, please discuss any off balance sheet sources of liquidity including unused lines of credit or other sources.

Response: KH Funding has no off balance sheet sources of liquidity. We have revised the disclosure as requested on page 18 of the registration statement.

27.    We note that in both of the past two fiscal years you have sold a significant amount of marketable securities. In particular, we note that in 2004 the sale of marketable securities represented more than 60% of your total cash flows from investing activities. Revise this section to discuss how you use your holdings of marketable securities and to explain why you built this portfolio up in 2003 and sold much of the build up off in 2004.

Mr. Christian Windsor

June 10, 2005

Response: We have revised the disclosure as requested on page 18 of the registration statement.

Redemption of Notes Payable

28.    In the first paragraph of this section, you state that funds are available to meet redemption demands. However, you contemplate selling mortgages and other investments in order to come up with these funds. Please discuss in this section and in the risk factors section that you may have to sell these investments at a discount and the affect that may have on your business. In addition, please explain what may happen if you are unable to meet these demands fully.

Response: We have revised the disclosure as requested on page 18 of the registration statement.

Plan to Raise Additional Capital

29.    In the second paragraph of this section, you mention your Trust Services Department. Please add disclosure in your business section about your Trust Services Department.

Response: We have revised the disclosure as requested on page 21 of the registration statement.

30.    Please confirm in which Notes IRA participants will be eligible to invest and whether these Notes will be secured collateral. In addition, please add a special risk factor addressing the particular risks to IRA participants who may choose to invest in your Notes.

Response: We have revised the disclosure as requested on page 19 of the registration statement.

Use of Capital Proceeds

31.    Revise your disclosure to describe how you are able to purchase loans “at a discount.” We note that mortgage spreads have declined over the past few years as the refinance activity has increased. Do you mean that you purchase loans that have coupons below market rates? The investor must be able to understand your purchasing strategy.

Mr. Christian Windsor

June 10, 2005

Response: We have revised the disclosure as requested on page 19 of the registration statement.

Our Business

32.    We note you include “servicing mortgage loans” in your description of your business but do not discuss it in this section. Please provide a section which discusses this aspect of your business.

Response: We have added the disclosure as requested on page 21 of the registration statement.

Lending Activities

33.    Revise this section to discuss any sources of loans that account for more than 10% of your total portfolio or your annual originations during the reporting periods.

Response: KH Funding does not have any one source of loans that accounted for more than 10% of its total portfolio or annual originations during the reported periods.

34.    Substantially expand this section to discuss your loans supported by investment property. Also, revise your disclosure in this section to discuss all the steps that you take to secure your collateral interest supporting all of your loan types.

Response: We have revised the disclosure as requested on page 24 of the registration statement.

First Trust Lending

35.    Revise this section to state the average LTV of originated loans in your portfolio and the average FICO score for your borrowers. Make similar changes to your discussion of your Second Trust loans.

Response: We have revised the disclosure as requested on page 23 of the registration statement.

Director Compensation

36.    Please provide a value for the shares granted to directors for their attendance at Board meeting.

Mr. Christian Windsor

June 10, 2005

Response: We have revised the disclosure as requested on page 29 of the registration statement.

Summary Compensation

37.    Please provide the value of KH Funding’s stock at the end of the most recent quarter in this section.

Response: We have revised the disclosure as requested on page 30 of the registration statement.

Description of the Notes

38.    Revise your discussion of the repricing procedures for your variable rate Notes. Specify the repricing events or periods during which you will revise the rates on the Notes.

Response: We have revised the disclosure as requested on page 33 of the registration statement.

39.    Please advise the staff, with a view towards improved disclosure, regarding the “checking account” features. In particular, please confirm that any redemption of the Notes and subsequent “deposits” would constitute an additional sale of the new debt amount. Also, please confirm that these transactions would only occur pursuant to a valid registration statement.

Response: The holders of one-day demand Notes are provided checking accounts to access their funds. The checking account privileges are exclusively for funds invested in KH Funding notes and allow the holders of one-day demand Notes to execute redemption or investment requests conveniently, quickly and with less expense (i.e., no wire transfer fees, no delay due to printing and mailing a check, etc.). The holder may make a redemption by writing a check against the account, which reduces the note balance. The holder may add to their investment by making deposits at the bank through which the checking accounts are provided. We have provided disclosure on pages 22 and 35 regarding this feature.

We confirm that each Note purchase represents the sale of a new security and it will be deducted from the amount of securities registered. We further confirm that such transactions will only occur pursuant to a valid registration statement, and each investor will need to execute a new subscription agreement in connection therewith

Mr. Christian Windsor

June 10, 2005

and such purchase will represent a new investment decision by the investor and a new security sale by KH Funding which will be deducted from the amount of securities registered.

40.    Please advise the staff, with a view towards improved disclosure, regarding the “checking account” features. In particular, please confirm that any redemption of the Notes and subsequent “deposits” would constitute an additional sale of the new debt amount. Also, please confirm that these transactions would only occur pursuant to a valid registration statement.

Response: Repeat of comment 39, please see above Response.

41.    Since your interest rates are derived from a set premium over the “Federal-Funds Target Rate” describe to the investors precisely what that rate is, where it is quoted and the measuring point for determining the rate on the Notes.

Response: We have revised the disclosure as requested on page 31 of the registration statement.

Legality and Enforceability Opinion

42.    Please remove qualification (b) in the fourth paragraph of the opinion. Whiteford, Taylor & Preston must opine as to the obligations of the company which will be subject to bankruptcy and equitable principles limitations.

Response: We have revised the opinion as requested.

43.    Either delete the second sentence of the penultimate paragraph of the opinion, or file it immediately prior to requesting effectiveness.

Response: We have revised the opinion as requested.

Mr. Christian Windsor

June 10, 2005

Should you have any further questions or comments, please contact the undersigned. KH Funding would like to be declared effective as soon as possible. Therefore, please notify me by telephone at (410) 347-9416 when we have been cleared of comments, or if you have any further questions regarding the above or in the registration statement, so that we may send in our acceleration request. Thank you.

Very truly yours,

/s/ Sonia Galindo

Sonia Galindo

SG:cal

Enclosures

cc:    Kathryn McHale (SEC)

Robert L. Harris (KH Funding)

George S. Lawler (Whiteford, Taylor & Preston)